12025983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of July 2012

1-15240
(Commission File Number)

JAMES HARDIE INDUSTRIES SE
(Translation of registrant's name into English)

Europa House, Second Floor
Harcourt Centre
Harcourt Street, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

TABLE OF CONTENTS

Safe Harbor Statements

This Form 6-K contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

- statements about the company's future performance;
- projections of the company's results of operations or financial condition;
- statements regarding the company's plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
- expectations concerning the costs associated with the suspension or closure of operations at any of the company's plants and future plans with respect to any such plants;
- expectations that the company's credit facilities will be extended or renewed;
- expectations concerning dividend payments and share buy-backs;
- statements concerning the company's corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
- statements regarding tax liabilities and related audits, reviews and proceedings;
- statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);
- expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
- expectations concerning indemnification obligations;
- statements about product or environmental liabilities; and
- statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and builder and consumer confidence.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company's control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Risk Factors" in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company's financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company's products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company's corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company's customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company's key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company's reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company's current expectations concerning future results, events and conditions.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	2012 James Hardie Annual Review – Filed with the Australian Securities Exchange on 29 June 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries SE

Date: Friday, 13 July 2012

By: Marcin Firek

Marcin Firek
Company Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	2012 James Hardie Annual Review – Filed with the Australian Securities Exchange on 29 June 2012

Exhibit 99.1

James Hardie

Annual Review 2012













James Hardie Industries SE
(ARBN 097 829 895)
Incorporated in Ireland with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719.
The liability of its members is limited.

ABOUT US

Based on net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines.

Our fibre cement products are used in a number of markets, including new residential construction, manufactured housing and repair and remodelling and a variety of commercial and industrial applications.

We manufacture numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding, trim and soffit lining, internal linings, facades and floor and tile underlay. We employ around 2,600 people and generated net sales of US$1.2 billion in fiscal year 2012.

RESULTS AT A GLANCE

Our financial performance reflects the continuing challenging operating conditions:

- Total net sales were up 6%, to US$1,237.5 million.
- Gross profit increased 4% to US$407.0 million.
- Gross profit margin decreased 0.7 percentage points to 32.9%.
- As a percentage of sales, SG&A expenses increased 0.5 percentage points to 15.4%.
- EBIT excluding asbestos, ASIC expenses and asset impairments increased 3% to US$189.5 million.
- Net operating profit moved from a net operating loss of US$347 million in fiscal year 2011 to a net operating profit of US$604.3 million in fiscal year 2012. Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments increased 20% to US$140.4 million.
- Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments increased 20% to US 32.1 cents.

KEY NUMBERS


12 1,237.5
11 1,167.0
10 1,124.6
09 1,202.6
08 1,468.8
Net Sales (Millions of US dollars)
12 174.1
11 192.7
10 205.3
09 156.9
08 207.5
EBIT[1] (Millions of US dollars)
12 14.1
11 16.5
10 18.3
09 13.0
08 14.1
EBIT Margin [1] (%)
12 616.9
11 (256.4)
10 132.5
09 79.3
08 117.3
Net Operating Profits [1] (Millions of US dollars)
12 140.9
11 (58.6)
10 30.3
09 18.3
08 25.7
Diluted Earnings per Share [1] (US cents)
12 18.7
11 20.6
10 17.1
09 15.3
08 18.1
Return on Capital Employed (%)

CHAIRMAN'S REVIEW

Overview

Overall for 2012 we are pleased that the group delivered robust earnings in a challenging marketing environment and that James Hardie continues to be both operationally and financially strong.

Other pleasing aspects of the group's performance were the significant gains in both category and market share in our US and Australian businesses.

Resolution of disputed taxation assessment

On 10 February, 2012 the High Court of Australia delivered its decision in the matter of RCI Pty Ltd (a wholly owned subsidiary of James Hardie) and the ATO in relation to a 1999 disputed amended tax assessment. The matter was finalised in favour of RCI Pty Ltd resulting **in a refund of A$369.8 million to James Hardie.**

In March 2012 James Hardie announced that it would make an early **contribution of A$132 million to the Asbestos Injuries Compensation Fund (AICF). The early contribution was equivalent to 35% of the amounts** received from the ATO following the High Court of Australia decision.

The early receipt of the contribution allowed the AICF to repay A$30 million borrowed from the NSW Government and greatly improved the AICF's financial position.

Most importantly the conclusion of James Hardie's dispute with the ATO marks the resolution of the last major legacy issue for the company, following upon the resolution of the company's domicile last year.

Capital Management

Last year the board was pleased to announce the resumption of dividend payments and a more active approach to capital management including the establishment of a share buy-back program. This year the company **has announced ordinary dividends of US 4 cents and US 38 cents.**

The company intends to make further distributions to shareholders in the near term and to improve capital efficiency through a more appropriately leveraged balance sheet.

The company also announced a new share buyback program to acquire **up to 5% of its issued capital.**

Appointment of New Director

On 27 of February 2012 James Hardie appointed Alison Littley to the Board. **Alison will stand for election at the 2012 AGM.** Alison has substantial experience in multinational manufacturing and supply chain operations and brings with her a strong leadership background.

Annual General Meeting

Our Board and shareholder meetings will continue to be held in Ireland as we are an Irish company. Following a number of years of low attendance at our simulcast Sydney shareholder meeting, the Board has decided that this year our annual shareholder meeting will be broadcast online. Shareholders can participate in person in Dublin, online or via a teleconference. Details are contained in the *Notice of Annual General Meeting 2012.*

Conclusion

In conclusion, under the leadership of CEO, Louis Gries, and the management team, the company has delivered another set of sound operating results, and the company is positioned to leverage its increased capabilities for the medium and longer term.

Michael Hammes



12	13.2
11	8.3
10	14.5
09	10
08	12.9

Return on Shareholders' Funds (%)

12	42
11	-
10	-
09	8.0
08	27.0

Dividends Paid per Share (US cents)

CEO'S REVIEW

Overview

Operating earnings for fiscal year 2012 were solid. Revenue improved in our US and European businesses. However, the elevated cost of key inputs and higher organisational costs constrained overall levels of profitability. The Asia Pacific businesses improved their contribution to the group's earnings even as market conditions, in Australia in particular, softened as the year progressed.

For fiscal year 2012 net sales increased 6% to US$1,238 million due to higher sales volume from the USA and Europe Fibre Cement segment, **partially offset by a lower average net sales price. Gross profit for fiscal year 2012 increased 4% to US$407 million and EBIT excluding asbestos, ASIC expenses and asset impairments was 3% higher at** US$190 million, compared to last year.

USA and Europe Fibre Cement

The operating environment in the US residential housing market in fiscal year 2012 was generally unchanged when compared to the prior fiscal year. Despite the ongoing challenges in the housing market, including tight credit conditions, elevated unemployment rates and a shadow inventory of foreclosed homes, fiscal year 2012 reflected a more stable market environment and more consistent operating results when compared to the prior fiscal year.

For fiscal year 2012, net sales in the USA and Europe Fibre Cement **business increased 6% to US$862 million compared to the prior** corresponding period. EBIT (excluding asset impairments) increased **1% to US$163 million, reflecting higher sales volume and improved** plant performance, partially offset by higher fixed manufacturing and organisational costs, higher freight costs and a lower average net sales price. The EBIT margin (excluding asset impairments) was 0.8 **percentage points lower at 18.9%.**

Asia Pacific Fibre Cement

Conditions in the Asia Pacific operating environments, particularly Australia, weakened during fiscal year 2012. In Australia the total **number of new dwellings for the full year to 31 March 2012 (on an original basis) decreased 11%, reflecting deteriorating consumer confidence.** Notwithstanding the deteriorating operating environment, the Australian business gained both market and category share in fiscal year 2012.

Net sales in the Asia Pacific business increased 6% to US$376 million and EBIT increased 1% to US$80 million. In Australian dollars, Asia Pacific EBIT decreased 9% due to lower sales volume, unfavourable geographic mix and higher labour costs, partially offset by price increases. The EBIT **margin was 1.1 percentage points lower at 21.4%.**

Outlook

While some encouraging industry data points emerged during the final quarter of fiscal year 2012, the recovery is still expected to occur at a moderate pace over an extended period of time.

The rate of improvement in the US continues to be inhibited by tight credit conditions, a large though declining level of excess inventories, high levels of unemployment and uncertainty regarding housing values.

The operating environments for James Hardie's Asia Pacific businesses deteriorated during fiscal year 2012 and are expected to remain subdued, particularly in Australia.

Focus for fiscal year 2013

Execution of our growth strategy will remain our key focus for fiscal year 2013.

We will continue to invest in product and market initiatives such as Trim, ColorPlus®, and increased penetration of the non-metro and the repair and remodel markets. Additionally we are placing renewed emphasis on building our organisational capability through development of our people.

Conclusion

Overall we are facing another demanding year, but we are confident that through an increased investment in and development of our people we can continue to deliver above industry average financial returns and growth.

Louis Gries




862.0 USA and Europe Fibre Cement
375.5 Asia Pacific Fibre Cement

Net Sales
(Millions of US dollars)


162.7 USA and Europe Fibre Cement
80.3 Asia Pacific Fibre Cement

EBIT
(Millions of US dollars)

GLOBAL NETWORK

BASED ON NET SALES, WE BELIEVE WE ARE THE LARGEST MANUFACTURER OF FIBRE CEMENT PRODUCTS AND SYSTEMS FOR INTERNAL AND EXTERNAL BUILDING CONSTRUCTION APPLICATIONS IN THE UNITED STATES, AUSTRALIA, NEW ZEALAND AND THE PHILIPPINES


DUBLIN
LONDON
AMSTERDAM
SOUTHAMPTON
PARIS
TACOMA
RENO
MISSION VIEJO
FONTANA
WAXAHACHIE
CLEBURNE
CHICAGO
BLANDON
PERU
PULASKI
SUMMERVILLE
PLANT CITY
HONG KONG
MANILA
BRISBANE
PERTH
ADELAIDE
SYDNEY
MELBOURNE
AUCKLAND
CHRISTCHURCH
James Hardie Manufacturing Operations
James Hardie Manufacturing Operations - production suspended²
James Hardie Sales Office
Distribution Hub
Corporate Headquarters



SUMMARY OF OPERATIONS

DESPITE DIFFICULT OPERATING ENVIRONMENTS AND ELEVATED INPUT COSTS, THE COMPANY BELIEVES THAT IT IS WELL POSITIONED TO CONTINUE TO PURSUE MARKET SHARE GAINS AND DELIVER STRONG FINANCIAL RETURNS.

USA AND EUROPE FIBRE CEMENT

Results

- Net sales increased 6% to US$862 million.
- Sales volume increased 7% to 1.33 billion square feet. Average net sales price decreased slightly to US$647 per thousand square feet.
- Gross profit increased 3% and gross profit margin decreased by 0.7 percentage points.
- EBIT (excluding asset impairments) increased 1% to US$163 million and EBIT margin (excluding asset impairments) was 0.8 percentage points lower at 18.9%.

ASIA PACIFIC FIBRE CEMENT

Results

- Net sales increased 6% to US$376 million. Net sales in Australian dollars decreased 4%.
- Sales volume decreased 4% to 392 million square feet. Average net sales price was unchanged at A$916 per thousand square feet.
- Gross profit increased 6%. The higher value of the Asia Pacific business' currencies against the US dollar accounted for 10% of the increase. Gross profit margin decreased by 0.1 percentage points.
- EBIT increased 1% to US$80 million and EBIT margin was 1.1 percentage points lower at 21.4%.

OUTLOOK

While some encouraging industry data points emerged during the final quarter of fiscal year 2012 and the first quarter of fiscal year 2013, James Hardie is planning for the US housing market to be up only slightly over the prior year.

The rate of improvement in the US housing market continues to be inhibited by tight credit conditions, large but declining levels of excess inventory, high levels of unemployment, and uncertainty regarding housing values.

In Australia, market conditions softened during the year, reflecting the continued deterioration in consumer confidence. Despite the Reserve Bank of Australia's recent reductions in official interest rates, market forecasters expect Australia's residential construction activity to continue to contract in the coming 12 months.

The New Zealand market continues to operate at subdued levels. The operating environment in the Philippines appears solid though moderating.

Additionally, while US dollar pulp prices have fallen from their highs, they remain at elevated levels and the business continues to contend with higher freight costs than in previous periods.

Despite difficult operating environments and elevated input costs, the company believes that it is well positioned to continue to pursue market share gains and deliver strong financial returns.









WORKPLACE SAFETY

James Hardie is committed to sustaining and improving a safe working environment and has set safety objectives to:

- Achieve within our plants an incident rate of less than 2 (an "incident rate" is the number of recordable incidents that occur per 200,000 hours worked) and a severity rate of less than 20 (the "severity rate" is the number of days lost or restricted duty from recordable incidents per 200,000 hours worked).
- Eliminate serious bodily harm.
- Achieve zero fatalities.

Recognising that the safety of employees is critical, James Hardie has made safety one of the scorecard measures for the Board to use to determine payments to senior executives under the company's Long Term Incentive Plan.

USA and Europe Fibre Cement safety performance in fiscal year 2012

The USA and Europe Fibre Cement business recorded 18 incidents in fiscal year 2012, a 22% reduction compared to fiscal year 2011. The incident rate was 1.3 and the severity rate was 21.4.

New safety initiatives in fiscal year 2012 included:

- Ensuring factory air is safe for employees, including real-time dust monitoring and periodic sampling.
- Improving areas where people and machines interact, including standardised procedures and regular audits for all equipment.
- Building on our established safety culture through greater observation and training, along with regular data collection, analysis and feedback.

Asia Pacific Fibre Cement safety performance in fiscal year 2012

For the second consecutive year, the Asia Pacific Fibre Cement businesses recorded incident and severity rates below its safety goals of "2 and 20" with an incident rate of 1.7 and the severity rate of 12.6.

One of the key drivers of this performance has been our "on the spot" risk assessment program. This program has enabled our hazard identification and control process to become a more effective part of our operations.

This year we also held safety days for all employees at our Asia Pacific manufacturing facilities.

By continuing to promote a culture of safety and enhance systems that identify, evaluate, eliminate and control hazards, the company has been able to sustain the gains achieved in workplace safety.

ASBESTOS FUNDING

As of 31 March 2012, the Asbestos Injuries Compensation Fund (AICF) had cash and investments of A$62.5 million (US$65.0 million).

On 2 April 2012, James Hardie made an early contribution of A$132.3 million (US$138.7 million). This allowed the AICF to repay all amounts of its initial drawdown of A$29.7 million under its secured standby loan facility with the State Government of New South Wales. In addition to this early contribution, in accordance with the Amended and Final Funding Agreement (AFFA) James Hardie is scheduled to pay an estimated US$45.4 million in July 2012. Collectively for fiscal year 2012 these two payments represent 35% of the company's free cash flow as defined by the AFFA.

The 2012 payments will take James Hardie's total contributions to the AICF to approximately A$600 million since the beginning of 2007.

James Hardie has additionally been contributing A$500,000 per year for 10 years, since 2007, towards medical research into the prevention, treatment and cure of asbestos diseases, and A$75,000 a year for 10 years, since 2007, for an education program to inform home renovators of the risks associated with asbestos.

Annual actuarial assessment

KPMG Actuarial conducts an annual actuarial assessment of the liabilities of the AICF to enable projections to be regularly updated in line with actual claims experience and the claims outlook. Subject to the Annual Cash Flow Cap, James Hardie makes payments to the AICF based on these annual actuarial assessments.

James Hardie discloses summary information on claims numbers each quarter with its quarterly results releases. Additional information contained in the annual actuarial report is available in the Investor Relations area of the James Hardie website (www.jameshardie.com.au).

Updated Actuarial Assessment

James Hardie received an updated actuarial report from KPMG Actuarial at 31 March 2012, which showed the discounted central estimate of the asbestos liability increasing from A$1.478 billion at March 2011 to A$1.580 billion at 31 March 2012. The increase in the discounted central estimate of A$102 million is primarily due to lower discount rates, partially offset by a reduction in the projected future number of claims to be reported for a number of disease types.



Undiscounted central estimate (net)
Discounted central estimate (net)
Sensitivity range (net, undiscounted)
A$ million
7000
6000
5000
4000
3000
2000
1000
0
30 June 2004
31 March 2005
30 June 2005
31 March 2006
30 Sept 2006
31 March 2007
31 March 2008
31 March 2009
31 March 2010
31 March 2011
31 March 2012

Asbestos Liability Valuations: KPMG Actuarial









SUSTAINABILITY REPORT

As a product leader in the building and construction industry, James Hardie recognises its obligation to promote energy efficient building designs and sustainable communities.

To meet this obligation, James Hardie focuses on designing innovative products that have extended lifespan, require little maintenance, are used in energy efficient buildings and have less impact on the topology and vegetation of a building site.

James Hardie prides itself on its product development, building science and innovative manufacturing each of which supports sustainable building practices.

James Hardie believes sustainable building and construction practices are important and addresses it in the following ways:

Sustainable Products

James Hardie fibre cement cladding is engineered for specific climates and is resistant to damage from flame spread, moisture and pests. Today we are producing our 7th generation fibre cement product - the most advanced fibre cement available. Decades of research and development have helped us succeed in making the most durable fibre cement building products – the fibre cement most often chosen for installation in the USA and Australia.

Sustainable Raw Materials

Whenever possible we regionally source natural and sustainable raw materials such as cement, sand, wood fibre and water.

We are also constantly looking for ways to reduce raw material waste. During the manufacturing process James Hardie seeks to reuse as much of its waste products as is practical. At all of our manufacturing facilities globally, solid waste such as trimming scraps and fine particles are reintroduced into the manufacturing process as raw materials.

One of James Hardie's key initiatives over recent years has been its "zero to landfill" program. An example of these efforts is seen in James Hardie's reduction in the size of the landfill from its Rosehill plant in Sydney by over 80%, thereby eliminating in excess of 16,000 tonnes of waste per annum from landfill.

Sustainable Manufacturing

A key part of James Hardie's whole business initiative for increasing manufacturing efficiency focuses on reducing energy usage and improving material yield. Improving manufacturing efficiency is a key step in reducing our environmental impact and James Hardie is an industry leader in this area.

Our Australian plants are registered under the National Energy Efficient Opportunities Program. At all production sites energy usage is compared with production output to monitor and ultimately improve energy usage efficiency.

Water recycling is also a critical component of our fibre cement manufacturing process – e.g. water is reused four times before it is treated and released.

Sustainable Design

James Hardie's investment in research and development, manufacturing know-how and product design has enabled it to bring to market a range of products that are valued for their durability, low maintenance and energy efficiency.

For example, two and a half times less energy is consumed in the manufacture of a timber framed fibre cement wall compared to a timber framed brick veneer wall of a similar size.

James Hardie products are NAHB Green Approved and have contributed LEED points to green building projects all over the US, and our plants worldwide continue to implement the ISO 14001 principles in compliance with our sustainability policy.

Sustainable Communities

James Hardie believes in giving back to our communities, particularly in and around the areas where we have manufacturing facilities. In the USA we support and participate in community welfare programs such as Habitat for Humanity and Rebuilding Together/Heros at Home by donating products and volunteering. In Australia recent efforts have included contributions in excess of A$150,000 in cash and materials to Queensland flood victims and NZ$100,000 to victims of the Christchurch earthquake.

In addition, James Hardie consistently matches employee donations to charitable institutions and causes such as the Haiti earthquake and New Orleans flood disaster.

CORPORATE HEADQUARTERS

Second Floor, Europa House
Harcourt Centre
Harcourt Street, Dublin 2, Ireland
Telephone (+353) 1 411 6924
Facsimile (+353) 1 479 1128

KEY DATES

31 March
End of JHI SE Fiscal Year 2012

21 May
FY12 Quarter 4 and Full Year results and management presentation

29 June
Annual Review released

9 August
Voting Instruction Forms close 7.00pm Sydney time for Annual General Meeting

13 August
FY13 Quarter 1 results announcement and management presentation

13 August
Annual General Meeting, Dublin

15 November
FY13 Quarter 2 and Half Year results and management presentation

Annual Meeting

The 2012 Annual General Meeting of CUFS holders of James Hardie Industries SE will be held in Dublin, Ireland, at 7.30am *'Dublin time'* on Monday, 13 August 2012 and will be simultaneously broadcast via a teleconference and webcast at 4.30pm *'Sydney time'*. Further details are set out in *Notice of Annual General Meeting 2012*.

Share/CUFS Registry

James Hardie Industries SE's registry is managed by Computershare Investor Services Pty Limited.

All enquiries and correspondence regarding holdings should be directed to:

Computershare Investor Services Pty Ltd
Level 4, 60 Carrington Street
Sydney NSW 2000 Australia
or GPO Box 2975
Melbourne VIC 3001, Australia
Telephone within Australia: 1300 855 080
Telephone outside Australia: +61 3 9473 2500
Email: web.queries@computershare.com.au
Website: www.computershare.com

James Hardie

FOR MORE INFORMATION ABOUT JAMES HARDIE PLEASE VISIT OUR WEBSITE: WWW.JAMESHARDIE.COM.AU



[1] Fiscal year 2012 and 2011 include a benefit of US$485.2m and a charge of US$345.2m respectively in relation to the RCI matter. [2]Fiscal year 2011 also includes a charge of US$32.6m from our corporate structure simplification announced in May 2011.

Unless otherwise stated, graphs and comments for fiscal years 2012, 2011 and 2010 exclude asbestos adjustments (including tax benefits or expenses), SG&A expenses and AICF interest income. Fiscal year 2010 also excludes a gain on the sale of AICF investments. Balance sheet references exclude the net AFFA liability.